Exhibit 99.1

Roan Holdings Group Co., Ltd. Appoints New Chief Financial Officer

BEIJING, URUMQI, China and HANGZHOU, China, January. 17, 2020 /PRNewswire/ — Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink Sheets: RAHGF), a non-bank financial corporation servicing micro-, small- and medium-sized enterprises in China, today announced that Ms. Shen Lihua will join the Company to serve as its new Chief Financial Officer, effective January 17, 2020. Her predecessor, Ms. Li Jingping, will continue to serve as Chairwoman for the Company’s Board of Directors.

“We are excited to welcome Lihua to the team as she assumes the role of Chief Financial Officer,” commented Mr. Liu Zhigang, Chief Executive Officer of Roan. “With more than two decades of experience in financial management, accounting, and auditing, Lihua is the ideal candidate to lead our financial team and spearhead growth going forward. Lihua will play a crucial role during our current business upgrade as she oversees the fiscal components of our business, further augments our financial performance, and supports the advancement of new initiatives. I would also like to express our gratitude to Jingping for all she has done and continues to do for the company. Her expertise and insights continue to add value at each stage of our development.”

Ms. Shen holds over 29 years of accounting experience and has distinguished herself via her thorough knowledge of corporate finance and internal financial controls. Ms. Shen has held a number of senior financial positions with corporations in China, from director of finance to chief accountant. Since 2017 and prior to joining Roan, Ms. Shen served as the director of finance for Lixin (Hangzhou) Asset Management Co., Ltd. From 2002 to 2017, Ms. Shen served as a department manager at Da Hua CPAs (Special General Partnership) Zhejiang Wanbang Branch. From 1998 to 2000, Ms. Shen served as the chief accountant for Wanxiang Qianchao Co., Ltd., before becoming an audit manager at Wanxiang Group. Ms. Shen holds the CICPA designation and is a graduate of Zhejiang University of Finance & Economics.

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan (formerly known as China Lending) is a non-bank financial corporation and provides comprehensive financial services to micro-, small- and medium-sized enterprises, and individuals. Roan has moved its principal executive office from Urumqi, the capital of Xinjiang Autonomous Region, to Hangzhou, the capital of Zhejiang province. For more information, please visit: www.chinalending.com (the Company is in the process of applying for a new domain name based on the new corporate name).

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: wuxiaoqing@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations:

Xinran Rao

ICR Inc.

Email: ICR-TMT@icrinc.com

Phone: +1 646-224-6936